1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 17, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2015 First Quarter Earnings Conference April 16, 2015

Agenda Welcome Elizabeth Sun 1Q15 Financial Results and 2Q15 Outlook Lora Ho Key Messages Mark Liu / C.C. Wei Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2015 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 1Q15 1Q15 1Q15 1Q15 4Q14 1Q14 over over (In NT$ billions) Guidance 4Q14 1Q14 Net Revenue 222.03 221-224 222.52 148.22 -0.2% 49.8% Gross Margin 49.3% 48.5% - 50.5% 49.7% 47.5% -0.4 ppt +1.8 ppts Operating Expenses (22.54) (21.57) (17.88) 4.5% 26.1% Operating Margin 39.0% 38.5% - 40.5% 39.6% 35.4% -0.6 ppt +3.6 ppts Non-Operating Items 1.63 1.10 0.78 49.0% 109.4% Net Income to Shareholders of the Parent Company 78.99 79.99 47.87 -1.2% 65.0% Net Profit Margin 35.6% 35.9% 32.3% -0.3 ppt +3.3 ppts EPS (NT Dollar) 3.05 3.08 1.85 -1.3% 65.0% ROE 29.1% 32.0% 21.9% -2.8 ppts +7.2 ppts Shipment (Kpcs, 12”-equiv. Wafer) 2,287 2,225 1,718 2.8% 33.1% Average Exchange Rate - USD/NTD 31.53 31.80 30.78 30.25 2.4% 4.3% * Diluted weighted average outstanding shares were 25,931mn units in 1Q15. ** ROE figures are annualized based on average equity attributable to shareholders of the parent company

1Q15 Revenue by Application

1Q15 Revenue by Technology

Balance Sheets & Key Indices TSMC Property Selected Items from Balance Sheets 1Q15 4Q14 1Q14 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 518.98 33.3% 436.92 29.2% 234.95 18.1% Accounts Receivable 99.12 6.4% 115.05 7.7% 74.33 5.7% Inventories 64.60 4.2% 66.34 4.4% 43.48 3.3% Long-term Investments 32.18 2.1% 30.06 2.0% 90.85 7.0% Net PP&E 813.22 52.2% 818.20 54.7% 828.01 63.8% Total Assets 1,556.90 100.0% 1,495.05 100.0% 1,298.65 100.0% Current Liabilities 187.56 12.1% 201.01 13.5% 174.40 13.4% Long-term Interest-bearing Debts 214.05 13.7% 214.52 14.3% 212.62 16.4% Total Liabilities 432.98 27.8% 448.72 30.1% 399.96 30.9% Total Shareholders’ Equity 1,123.92 72.2% 1,046.33 69.9% 898.69 69.1% Key Indices A/R Turnover Days 44 47 45 Inventory Turnover Days 57 58 52 Current Ratio (x) 3.7 3.1 2.0 Asset Productivity (x) 1.1 1.1 0.7 * Total outstanding shares were 25,930mn units at 3/31/15. ** Asset productivity = Annualized net revenue / Average net PP&E

Cash Flows TSMC (In NT$ billions) 1Q15 4Q14 1Q14 Beginning Balance 358.45 225.88 242.70 Cash from operating activities 156.00 153.67 94.86 Capital expenditures (48.88) (52.42) (114.91) Short-term loans (17.34) (2.04) 8.82 Investments and others (10.82) 33.36 0.23 Ending Balance 437.41 358.45 231.70 Free Cash Flow * 107.12 101.25 (20.05) * Free cash flow = Cash from operating activities – Capital expenditures

2Q15 Guidance Based on our current business outlook and exchange rate assumption, management expects: Revenue to be between NT$ 204 billion and NT$ 207 billion, at a forecast exchange rate of 31.03 NT dollars to 1 US dollar Gross profit margin to be between 47.5% and 49.5% Operating profit margin to be between 36.5% and 38.5% 2015 Capital Expenditures to be between US$ 10.5 billion and US$ 11.0 billion

Recap of Recent Major Events Altera and TSMC Innovate Industry-first, UBM-free WLCSP Packaging Technology Platform for MAX® 10 FPGA Products ( 2015/04/07 ) TSMC Board of Directors Proposes NT$4.5 Cash Dividend per Share and Approves the Election for its Eight-Member Board of Directors at the 2015 Annual Shareholders’ Meeting to be Held on June 9 ( 2015/02/10 ) Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

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